Exhibit 99.6

Unofficial translation of the articles of association of argenx SE as they read after the execution of a deed of partial amendment of the articles of association before Dirk-Jan Jeroen Smit, civil law notary in Amsterdam, the Netherlands, on [*] 2019.

Please note that this is an unofficial office translation, in which an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

ARTICLES OF ASSOCIATION

CHAPTER I.

Definitions.

Article 1.

In these articles of association the following expressions shall have the following meanings:

a.                                      the board of directors: means the corporate body of the company consisting of the executive directors in office and the non-executive directors in office;

b.                                      the general meeting: the body of the company formed by shareholders and other persons with meeting rights; and

c.                                       in writing or written: a reproducible message transmitted by any current means of (electronic) communication.

CHAPTER II.

Name. seat. objects.

Article 2. Name and seat.

1                                         The name of the company is:

argenx SE

2                                         The official seat of the company is in Rotterdam, the Netherlands.

Article 3. Objectives.

The objectives of the company are:

(a)                                 to exploit biological, chemical or other products, processes and technologies in the life sciences sector in general, and more specifically in the diagnostic, pharmaceutical, medical, cosmetic, chemical and agricultural sector; to ‘exploit’ includes all activities relating to research, development, production, marketing and commercial exploitation;

(b)                                 to design and develop instruments which may be used in medical diagnosis’ and affiliated areas;

(c)                                  the worldwide distribution of, sale of and rendering services relating to products of the company directly to customers as well as through third parties;

(d)                                 to incorporate, to participate in any way whatsoever, to manage, to supervise, to operate and to promote enterprises, businesses and companies;

(e)                                  to render advice and services to businesses and companies with which the company forms a group and to third parties;

(f)                                   to finance businesses and companies;

(g)                                  to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreements in connection with the aforementioned;

(h)                                 to render guarantees, to bind the company and to pledge its assets for obligations of the companies and enterprises with which it forms a group and on behalf of third parties;

(i)                                     to obtain, alienate, manage and exploit registered property and items of property in general;

(j)                                    to trade in currencies, securities and items of property in general;

(k)                                 to develop and trade in patents, trade marks, licenses, know-how and other industrial property rights;

(l)                                     to perform any and all activities of industrial, financial or commercial nature, as well as everything pertaining the foregoing, relating thereto or conductive thereto, all in the widest sense of the word.

CHAPTER III.

Authorised capital and shares. Shareholders’ register.

Article 4. Authorised capital and shares.

1.                                      The authorised capital of the company amounts to nine million euro (€ 9,000,000).

2.                                      The capital is divided into ninety million (90,000,000) ordinary shares with a nominal value of ten eurocent (€ 0.10) each, numbered consecutively from 1 onwards.

3.                                      All shares are registered shares. No share certificates shall be issued.

4.                                      The company may lend its cooperation to the issuance of depository receipts (certificaten van aandelen) for shares in its share capital.

5.                                      The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

6.                                      On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine.

The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers of the documents they replace.

CHAPTER IV.

Issuance of shares.

Article 5. Issuance of shares. Conditions of issuance.

1.                                      The general meeting or alternatively the board of directors, if it has been designated to do so by the general meeting, shall have authority to resolve on any issuance of shares. The general meeting shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

2.                                      The general meeting or the board of directors if so designated as provided in paragraph 1 of this article above, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the articles of association. The board of directors is expressly authorized to enter into legal acts relating to non-cash contributions without the prior consent of the general meeting.

3.                                      If the board of directors is designated to have authority to decide on the issuance of shares, such designation shall specify the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

4.                                      A resolution of the general meeting to issue shares or to designate the board of directors as the competent corporate body to do so, can only be adopted at the proposal of the board of directors.

5.                                      What has been provided in the paragraphs 1 to 4 inclusive of this article shall mutatis mutandis be applicable to the granting of rights to subscribe for shares (including amongst others warrants and convertible bonds) but shall not be applicable to the issuance of shares in respect of any exercise of such rights.

Article 6. Pre-emptive rights.

1.                                      Upon the issuance of shares, each holder of shares shall have pre-emptive rights in proportion to the aggregate nominal value of his shares. A shareholder shall not have a pre-emptive right in respect of shares issued against a non-cash contribution. He shall also not have a pre-emptive right in respect of shares issued to employees of the company or of a group company.

2.                                      The issuance of shares with pre-emptive rights and the period during which such rights can be exercised shall be announced on the company’s corporate website.

3.                                      Prior to each single issuance, the pre-emptive rights may be limited or excluded by a resolution of the general meeting or a resolution of the board of directors if it has been designated to do so by the general meeting and provided the board of directors has also been authorized to resolve on the issuance of shares of the company.

4.                                      A resolution of the general meeting to restrict or exclude the pre-emptive rights or to designate the board of directors as the corporate body competent to do so, can only be adopted at the proposal of the board of directors.

5.                                      When rights are granted to subscribe for shares (including amongst others warrants and convertible bonds), the shareholders shall have pre-emptive rights in respect thereof; the foregoing provisions of this article 6 shall apply by analogy. Shareholders shall have no pre-emptive rights in respect of shares issued to a person exercising a right to subscribe for shares (including amongst others warrants and convertible bonds) previously granted.

CHAPTER V.

Acquisition of treasury shares. Reduction of issued share capital.

Article 7. Own shares.

1.                                      When issuing shares, the company may not subscribe for its own shares.

2.                                      Provided having been authorized by the general meeting and with due observance of the relevant provisions of the law, the board of directors may resolve that the company acquires its own shares or depository receipts thereof.

3.                                      The company may, without authorization by the general meeting, acquire its own shares or depository receipts thereof for the purpose of transferring such shares or depository receipts to employees of the company or of a group company under a scheme applicable to such employees, provided such shares or depository receipts thereof are quoted on the price list of a stock exchange.

4.                                      No voting rights may be exercised for any share held by the company or by a subsidiary, nor for any share for which the company or a subsidiary holds the depository receipts. However, usufructuaries and pledgees of shares owned by the company or a subsidiary are not excluded from exercising the voting rights, if the usufruct or pledge was created before the share was owned by the company or a subsidiary. The company or a subsidiary may not exercise voting rights for shares in respect of which it holds a usufruct or pledge.

5.                                      Any shares held by the company or by a subsidiary or any shares for which the company or a subsidiary hold the depository receipts, shall not be included for the calculation of the allocation and distribution of profits.

6.                                      The board of directors shall be authorized to dispose of shares held by the company or depository receipts thereof.

Article 8. Reduction of the Issued Capital.

The general meeting may, but only at the proposal of the board of directors, resolve to reduce the company’s issued capital, with due observance of the relevant provisions of the law.

CHAPTER VI.

The board of directors.

Article 9. Composition. Appointment, suspension and dismissal. Remuneration.

1.                                      The board of directors shall consist of both executive directors having responsibility for the day-to-day management of the company as well as non-executive directors not having such day-to-day responsibility. The board of directors as a whole will be responsible for the strategy of the company.

2.                                      The number of directors shall be determined by the board of directors and shall be at least three (3). The number of executive directors must at all times be less than the number of non-executive directors. If the number of non-executive directors in office is less than the number determined by the board of directors, the board of directors shall remain competent, but the board of directors shall proceed to supplement the number of non-executive directors as soon as reasonably possible.

3.                                      The general meeting shall appoint the directors. For each seat on the board of directors to be filled, the board of directors shall make one or more proposals.

4.                                      When a proposal or recommendation for appointment of a person as an executive director is made, the following particulars shall be stated: his age and the position he holds or has held, insofar as these are relevant for the performance of the duties of an executive director. The proposal or recommendation must state the reasons on which it is based.

5.                                      When a proposal or recommendation for appointment of a person as a non-executive director is made, the following particulars shall be stated: his age, his profession, the number of shares he holds and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a non-executive director. Furthermore, the names of the legal entities of which he is already a supervisory board member or a non-executive member of the board of directors shall be indicated; if those include legal entities which belong to the same group, a reference of that group will be sufficient. The proposal or recommendation must state the reasons on which it is based.

6.                                      Each director may be suspended or dismissed at any time by the general meeting.

7.                                      A member of the board of directors shall retire not later than on the day on which the first general meeting is held following lapse of four years since his appointment. A member of the board of directors retiring pursuant to this paragraph 7 may be re-appointed.

8.                                      The company shall have a policy in respect of the remuneration of the members of the board of directors, on proposal of the non-executive directors.

9.                                      With due observation of the remuneration policy referred to in paragraph 8 of this article above and the provisions of law, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor.

10.                               The company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the non-executive directors.

Article 10. Allocation of tasks and duties among the executive directors and the non-executive directors.

1.                                           The executive directors shall be entrusted with the management of the company.

2.                                           It shall be the duty of the non-executive directors to supervise the management of the executive members of the board of directors and the general course of affairs in the company and the business connected with it. The non-executive directors shall assist the executive directors by giving advice.

3.                                           In performing their respective duties both the executive directors as well as the non-executive directors shall act in accordance with the interests of the company and the business connected with it.

4.                                           Subject to paragraph 1 of article 9 and paragraphs 1 and 2 of this article, the board of directors shall establish rules which shall include an allocation of tasks amongst the executive directors and non-executive directors and which may provide for delegation of powers. In this context, the board of directors shall also determine the duties for which each executive directors in particular shall be responsible. Such rules and allocation of duties must be put in writing.

5.                                           The board of directors shall appoint one of its non-executive directors as chairperson of the board of directors. Furthermore, the board of directors may appoint one or more deputy chairpersons from among its other non-executive directors. The board of directors may grant titles to the executive directors, including but not limited to chief executive officer and chief financial officer.

6.                                           The non-executive directors may request assistance from experts. The costs of such assistance shall be for the account of the company.

7.                                           The non-executive directors may decide that one or more non-executive directors and/or experts shall have access to the office and the other buildings and premises of the company and that such persons shall be authorised to inspect the books and records of the company.

Article 11. Meetings of the board of directors. Decision-making process.

1.                                           The rules referred to in article 10, paragraph 4, shall further provide for the decision-making process and working methods of the board of directors as a whole, as well as of the executive directors and the non-executive directors separately in addition to the relevant provisions of these articles of association.

2.                                           The non-executive directors shall meet together with the executive directors at least once every three (3) months, to discuss the progress and foreseeable development of the company’s business. The non-execute directors shall furthermore meet together with the executive directors whenever necessary.

3.                                      The board of directors can only adopt valid resolutions when the majority of the relevant directors in office shall be present or represented at the board meeting.

4.                                      A member of the board of directors may only be represented by a co-member of the board of directors authorised in writing. A member of the board of directors may not act as proxy for more than one co-member.

5.                                      All resolutions shall be adopted by the favourable vote of the majority of the relevant directors present or represented at the meeting, provided that the rules shall contain the resolutions of the board of directors that are subject to the approval of a certain majority of non-executive directors. Each director shall have one (1) vote. In case of a tie of votes, the proposal shall be rejected. The chairman of the board of directors does not have a casting vote.

6.                                      In exceptional cases, if the urgent necessity and the interests of the company require this, resolutions of the board of directors may also be adopted by unanimous written approval of all directors in office.

Article 12. Committees.

1.                                      The board of directors shall appoint from among its non-executive directors an audit committee, a remuneration committee and a selection and appointment committee. The board of directors may decide to combine the tasks and duties of the remuneration committee and a selection and appointment committee and entrust those to one committee.

2.                                      The board of directors shall have power to appoint any further committees, composed of directors and officers of the company and of group companies.

3.                                      The board of directors shall determine the duties and powers of the committees referred to in the preceding paragraph of this article. For the avoidance of doubt, even though such committees act on the basis of delegation of certain responsibilities of the board of directors, the board of directors shall remain fully responsible for the actions undertaken by such committees.

Article 13. Representation.

1.                                      The board of directors shall be authorised to represent the company. Two executive directors acting jointly are also authorised to represent the company.

2.                                      The board of directors may appoint individuals (procuratiehouders) with general or limited power to represent the company. Each of these individuals shall be able to represent the company with due observance of any restrictions imposed on him. The board of directors shall determine their titles.

Article 14. Absence (ontstentenis) or prevention (belet).

1.                                      If one or more executive directors is/are absent or prevented from performing their duties, the remaining executive director(s) shall be temporarily entrusted with the entire management of the company. If all executive directors or the sole executive director are/is absent or prevented from performing their/its duties, the management of the company shall be temporarily entrusted to the non-executive directors, with the authority to temporarily entrust the management of the company to one or more non-executive directors in particular and/or one or more other persons designated for this purpose.

2.                                      If one or more non-executive directors is/are absent or prevented from performing their duties, the remaining non-executive director(s) shall be temporarily entrusted with the tasks and duties of the non-executive directors. If all non-executive directors or the sole non-executive director are/is absent or prevented from performing their/its duties, the tasks and duties of the non-executive directors shall be temporarily entrusted to one or more other persons designated for this purpose by the general meeting.

Article 15. Indemnity.

The company shall indemnify any and all of its directors, officers, former directors, former officers against any and all liabilities, claims, judgments, fines and penalties incurred by them as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative, brought by any party other than the company itself or its group companies, in relation to acts or omissions in or related to his or her capacity as director or officer of the company, except in relation to claims insofar as they relate to the gaining in fact of personal profits, advantages or remuneration to which the relevant person was not legally entitled, or if the relevant person has been adjudged to be liable for wilful misconduct or intentional recklessness. Such indemnification shall be deemed not to preclude any other rights to which those indemnified may be entitled otherwise.

CHAPTER VII.

Financial year and annual accounts. Profits and distributions.

Article 16. Financial year and annual accounts.

1.                                      The company’s financial year shall be the calendar year.

2.                                      Annually, not later than four months after the end of the financial year, the board of directors shall prepare the balance sheet and the profit and loss account together with the explanatory notes thereto (the annual accounts).

Article 17. Audit.

1.                                      The general meeting shall appoint an accountant (revisor) to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

2.                                      If the general meeting fails to appoint the accountant (revisor) as referred to in paragraph 1 of this article, this appointment shall be made by the board of directors.

3.                                      The accountant (revisor) may be questioned by the general meeting in relation to his statement on the fairness of the annual accounts. The accountant (revisor) shall be invited to attend the general meeting convened for the adoption of the annual accounts.

4.                                      The accountant (revisor) shall, in any event, attend the meeting of the board of directors at which the report of the accountant (revisor) is discussed, and at which the annual accounts are to be approved.

Article 18. Publication of the annual accounts; semi-annual accounts.

1.                                      The company shall ensure that the annual accounts, the annual report and the other data referred to in paragraph 3 of this article 18 and the statements are available at its office as from the date on which the general meeting at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those who are permitted by law to attend the meetings of shareholders shall be enabled to inspect these documents at the company’s office and to obtain copies thereof free of charge.

2.                                      The company shall publish the adopted annual accounts in accordance with the applicable provisions of the law and the applicable stock exchange regulations within the stipulated time.

3.                                      A copy of the annual report shall be published simultaneously with the annual accounts and in the same manner, together with the other information that needs to be published in accordance with the applicable law and regulations.

4.                                      The company shall publish its semi-annual accounts as soon as they are available and to the extent required by law.

Article 19. Adoption of the annual accounts. Release from liability.

1.                                      The general meeting shall adopt the annual accounts. The annual accounts cannot be adopted if the general meeting has been unable to take cognizance of the statement of the accountant (revisor).

2.                                      At the general meeting at which it is resolved to adopt the annual accounts, a proposal concerning release of the members of the board of directors from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting prior to the adoption of the annual accounts, shall be brought up separately for discussion. The scope of any such release from liability shall be subject to limitations by virtue of the law.

Article 20. Profits, distributions and losses.

1.                                      The company shall have a policy on reserves and dividends which shall be determined and may be amended by the board of directors. The adoption and thereafter each material change of the policy on reserves and dividends shall be discussed at the general meeting under a separate agenda item.

2.                                      From the profits, shown in the annual accounts, as adopted, the general meeting shall determine which part shall be reserved. Any profits remaining thereafter shall be at the disposal of the general meeting. The board of directors shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the general meeting.

3.                                      Distribution of dividends on the shares shall be made in proportion to the nominal value of each share.

4.                                      If a loss was suffered during any one year, the board of directors may resolve to offset such loss by writing it off against a reserve which the company is not required to keep by virtue of the law.

5.                                      The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

6.                                      The board of directors may, subject to due observance of the policy of the company on reserves and dividends, resolve to make an interim distribution.

7.                                      At the proposal of the board of directors, the general meeting may resolve to make a distribution on shares wholly or partly not in cash but in shares.

8.                                      The board of directors may, subject to due observance of the policy of the company on reserves and dividends, resolve that distributions to holders of shares shall be made out of one or more reserves.

CHAPTER VIII.

General meeting. Convocation. Decision-making process.

Article 21. General meeting. Agenda annual general meeting.

At least one general meeting shall be held every year, which meeting shall be held on the second Tuesday of the month May on the hour and at the place mentioned in the convocation. If such date is not a business day, the annual general meeting shall be held the first following business day. Other general meetings shall be held whenever the board of directors deems such to be necessary.

Article 22. Place of meetings. Notice.

1.                                      General meetings shall be held at the place where the company has its official seat or at Schiphol (municipality of Haarlemmermeer) and shall be called by the board of directors with due observance of applicable statutory provisions and the applicable stock exchange regulations.

2.                                      All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website where such announcement shall remain accessible until the relevant general meeting, and furthermore, to the extent required, in another manner in accordance with the applicable stock exchange regulations.

3.                                      The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

Article 23. Rights at meetings and admittance.

1.                                      Each shareholder entitled to vote and each usufructuary or pledgee of shares to whom the voting rights accrue shall be entitled to attend the general meetings, to address such meetings and to exercise his voting rights provided that the requirements of this article 23 have been met.

2.                                      The right to take part in the meeting in accordance with paragraph 1 of this article above may be exercised by a proxy authorised in writing, provided that the power of attorney has been received by the board of directors not later than on the date mentioned in the notice of the meeting. The company offers those entitled to attend meetings the opportunity to notify the company by electronic means of communication of such a power of attorney.

3.                                      When convening a general meeting, the board of directors shall determine that persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the record date) and are registered as such in a register to be designated by the board of directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the record date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

4.                                      Prior to being allowed admittance to a meeting, each person entitled to vote or his proxy must sign the attendance list. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

5.                                      The chairperson of the meeting shall decide whether persons other than those mentioned above in this Article 23 shall be admitted to the meeting.

Article 24. Chairperson of the meeting. Minutes.

1.                                      The general meetings shall be presided over by the chairperson of the board of directors or, if he is absent, by the deputy chairperson of the board of directors, or, if the latter is also absent, by another non-executive director, appointed for that purpose by the non-executive directors present at the meeting.

2.                                      Minutes shall be kept of the proceedings at the general meeting by a person designated as secretary of the meeting by the chairperson. The minutes shall be adopted by the chairperson and the secretary of the meeting and as evidence thereof shall be signed by them.

Article 25. Voting. Adoption of resolutions.

1.                                      Each share confers the right to cast one vote. Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.

2.                                      Valid resolutions of the general meeting can only be adopted at a general meeting for which notice is given and which is held in accordance with the relevant provisions of the law and of these articles of association.

3.                                      Unless the law or these articles of association provide for a greater majority, all resolutions of the general meeting shall be adopted by an absolute majority of the votes cast. Blank and invalid votes and abstentions shall not be counted as votes cast.

4                                         All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

5.                                      Voting by acclamation shall be permitted if none of the shareholders present objects. If it concerns the holding of a vote on persons, anyone present at the meeting with voting rights may demand a vote by secret ballot. Votes by secret ballot shall be cast by means of secret, unsigned ballot papers.

6.                                      Without prejudice to the other provisions of this Article 30, the company shall determine for each resolution passed:

(a)                                 the number of shares on which valid votes have been cast;

(b)                                 the percentage that the number of shares as referred to under a. represents in the issued share capital;

(c)                                  the aggregate number of votes validly cast; and

(d)                                 the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.

CHAPTER IX.

Amendment articles of association and dissolution. Liquidation.

Article 26. Amendment of articles of association and dissolution.

1.                                      A resolution of the general meeting to amend the articles of association or to dissolve the company can only be adopted pursuant to a prior proposal of the board of directors.

2.                                      For a resolution of the general meeting to amend the articles of association, or to dissolve the company, a majority of at least two-thirds of the votes cast shall be required if less than half of the company’s issued and outstanding capital is represented at the meeting.

Article 27. Liquidation.

1.                                      If the company is dissolved by a resolution of the general meeting, the executive directors shall be charged with the liquidation of the company’s assets and the non-executive directors with the supervision thereof.

2.                                      During the liquidation the provisions of these articles of association shall remain in force to the extent possible.

3.                                      Assets which remain after payment of the debts shall be transferred to the holders of shares in proportion to the nominal value of their shareholdings.

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